Exhibit 99.1

NaaS Technology Inc. Reports

Unaudited 2023 Second Quarter and First Half Financial Results

BEIJING, China, September 8, 2023 /PRNewswire/ -- NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NAAS), the first U.S. listed EV charging service company in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2023.

Second Quarter and First Half 2023 Operational Highlights:

•
Charging volume transacted through NaaS’ network reached 1,228 GWh in the second quarter of 2023 and 2,251 GWh in the first half of 2023, representing an increase of 112% and 112% year over year, respectively.
•
Gross transaction value transacted through NaaS’ network reached RMB1.2 billion (US$160.8 million) in the second quarter of 2023 and RMB2.2 billion (US$297.4 million) in the first half of 2023, representing an increase of 109% and 108% year over year, respectively.
•
Number of orders transacted through NaaS’ network reached 53.8 million in the second quarter of 2023 and 98.2 million in the first half of 2023, representing an increase of 110% and 110% year over year, respectively.
•
As of June 30, 2023, more than 652,000 chargers in over 62,000 charging stations were connected and accessible on NaaS’ network, up by 80% from 362,000 and 59% from 39,000 as of June 30, 2022, respectively.

Second Quarter and First Half 2023 Financial Highlights:

•
Revenues grew by 121% year over year to RMB48.6 million (US$6.7 million) in the second quarter of 2023 and 132% year over year to RMB84.8 million (US$11.7 million) in the first half of 2023.
•
Total operating costs and expenses decreased by 82% year over year to RMB388.6 million (US$53.6 million) in the second quarter of 2023 and 76% year over year to RMB538.4 million (US$74.2 million) in the first half of 2023.
•
Net loss attributable to ordinary shareholders decreased by 94% year over year to RMB334.7 million (US$46.2 million) in the second quarter of 2023 and 92% year over year to RMB444.3 million (US$61.3 million) in the first half of 2023.
•
Non-IFRS net loss1 attributable to ordinary shareholders increased by 12% year over year to RMB108.0 million (US$14.9 million) in the second quarter of 2023 and 44% year over year to RMB210.3 million (US29.0 million) in the first half of 2023.

1Non-IFRS net loss was arrived at after excluding share-based compensation expenses, equity-settled listing costs, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial assets at fair value through profit or loss. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS results” for details.

Recent Developments

Secured a RMB204 million order in Energy Storage

In September 2023, the Company secured a RMB204 million order for energy storage solutions to be executed in the next several months in collaboration with several enterprises. Through this collaboration, the Company will supply over 380 charging stations with energy storage equipment while offering comprehensive solutions, altogether boasting energy storage capacity of 130.088MWh. This initiative showcases NaaS’ expertise in utilizing charging station digital analytics capabilities as well as its capabilities in constructing and operating integrated photovoltaic-storage-charging stations.

Established Strategic Collaboration with Hyundai Motor Group (China), PICC Real Estate Investment and CR Capital MGMT

In August 2023, the Company signed strategic collaboration agreements with Hyundai Motor Group (China), PICC Real Estate Investment and CR Capital MGMT, expanding its partnership roster. With Hyundai, the Company aims to enhance charging infrastructure and mobility connectivity tailored for Hyundai’s PEV models. With PICC, the Company will work towards building a top-notch new energy charging service system, incorporating integrated infrastructure, co-branded stations, online connectivity, and comprehensive insurance services. With CR Capital MGMT, the Company will construct integrated energy ports, orchestrate new energy infrastructure projects, and innovatively securitize new energy assets, aiming to incubate, invest in and operationalize digital and intelligent applications within the realm of new energy.

Charge Amps Acquisition

On August 22, 2023, the Company entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Charge Amps for a total consideration of US$66.4 million. Charge Amps is a prominent integrated EV charging solutions provider headquartered in Sweden. It brings a 22% Sweden’s market share and a well-established international presence in 13 European markets. Their full suite of EV charging hardware and charge point management systems seamlessly align with NaaS’ growth vision. The Company will leverage this integration to carry out localized services in Europe and achieve business synergy throughout the industry value-chain while broadening the scope of its global business layout.

Completed US$70 Million Financing

In July 2023, LMR Partners Limited (“LMR”) completed the purchase of the US$30 million convertible note from the Company, convertible into American depositary shares representing the Company's ordinary shares. In September, LMR further purchased from the Company a convertible note with a principal amount of US$40 million, convertible into American depositary shares ("ADSs") representing the Company's ordinary shares.

“In the second quarter of 2023, we continued to deliver solid operating and financial performance while driving innovation and strengthening our core competitiveness,” said Ms. Yang Wang, NaaS’ CEO. “We more than doubled our revenue year-over-year and at the same time achieved a significant loss reduction in the second quarter, thanks to our continuous network expansion, growing client base of station owners across various stages of charging station construction, operation, and upgrades, as well as improving operating efficiency. Our strategic partnerships also continued to deepen and broaden, with leading enterprises attracted to our innovative solutions and one-stop services. In addition, we are thrilled to have secured a RMB204 million energy storage order, further boosting our confidence in achieving our full year revenue target and signifying a solid step forward in propelling the integrated photovoltaic-storage-charging station development.”

“Alongside our progress in the domestic market, we also achieved significant milestones in global expansion by acquiring Sweden-based Charge Amps and a majority stake in Sinopower, a leading rooftop solar energy developer in Hong Kong. Capitalizing on their distinguished market presence and channel capability, as well as our extended product and service portfolio and financial strengths, we will further fortify the standing of Sinopower and Charge Amps in their respective regions while strategically expediting the global expansion of our product and service offerings,” added Mr. Alex Wu, NaaS’ president and chief financial officer. “Furthermore, in early July, LMR Partners completed its purchase of NaaS’ US$30 million convertible note, followed by an additional US$40 million convertible note in September, which brought our total fundraising year-to-date to US$91 million, significantly enhancing our financial strength and fueling our growth initiatives. Through expanding our one-stop charging services, advancing integrated energy systems, and strategic acquisitions, we aim to become a leading player in the global new energy asset operation and management services market in the long term.”

Second Quarter and First Half 2023 Financial Results:

Revenues

Total revenues reached RMB48.6 million (US$6.7 million) in the second quarter of 2023 and RMB84.8 million (US$11.7 million) in the first half of 2023, representing an increase of 121% and 132% year over year, respectively. The rapid increase was mainly the result of increased network order volumes and additional capabilities in the Company’s Engineering Procurement Construction ("EPC") business established and acquired throughout the first half of 2023.

Revenues from online EV charging solutions contributed RMB22.7 million (US$3.1 million) in the second quarter of 2023 and RMB41.9 million (US$5.8 million) in the first half of 2023, with a growth rate of 91% and 113% year over year, respectively. The increase was primarily attributable to an overall increase in charging volume completed through NaaS’ network. The Company offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of its network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees the Company earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB80.4 million (US$11.1 million) and RMB42.9 million for the second quarter of 2023 and 2022, respectively, and RMB150.1 million (US$20.7 million) and RMB84.4 million for the first half of 2023 and 2022, respectively.

Revenues from offline EV charging solutions increased by 153% year over year to RMB24.7 million (US$3.4 million) in the second quarter of 2023 and 148% year over year to RMB40.4 million (US$5.6 million) in the first half of 2023. The increase was primarily driven by the expansion of EPC business.

Revenues from innovative and other businesses increased significantly by 227% year over year to RMB1.2 million (US$0.2 million) in the second quarter of 2023 and 439% year over year to RMB2.5 million (US$0.3 million) in the first half of 2023, primarily due to the growth of the electricity procurement business.

Operating costs and expenses

Total operating costs and expenses decreased by 82% year over year to RMB388.6 million (US$53.6 million) in the second quarter of 2023 and 76% year over year to RMB538.4 million (US$74.2 million) in the first half of 2023. The difference was mainly due to the one-time recognition of RMB1,912.7 million equity-settled listing cost in the second quarter and first half of 2022. Setting that aside, total operating costs and expenses remained steady notwithstanding the significant business expansion year over year.

Cost of revenues increased by 27% year over year to RMB29.5 million (US$4.1 million) in the second quarter of 2023 and 52% year over year to RMB59.6 million (US$8.2 million) in the first half of 2023. The increase was primarily due to the expansion of EPC business.

Selling and marketing expenses increased by 48% year over year to RMB86.1 million (US$11.9 million) in the second quarter of 2023 and 49% year over year to RMB152.5 million (US$21.0 million) in the first half of 2023. The increase was the result of increased incentives to end-users, as well as additional resources deployed to strengthen the development of EPC and the Company’s other businesses. The excess incentives to end-users, being the amount of payments made to end-users that exceed the amount of commission fees the Company earned from charging stations on a transaction basis, recorded in selling and marketing expenses were RMB49.9 million (US$6.9 million) and RMB91.6 million (US$12.6 million) in the second quarter and first half of 2023, respectively, compared with RMB31.6 million and RMB55.3 million in the same periods of 2022.

Administrative expenses decreased by 87% year over year to RMB261.8 million (US$36.1 million) in the second quarter of 2023 and 86% year over year to RMB307.3 million (US$42.4 million) in the first half of 2023. The difference was largely due to the one-time recognition of RMB1,912.7 million equity-settled listing costs in the second quarter and first half of 2022.

Research and development expenses increased by 57% year over year to RMB11.2 million (US$1.5 million) in the second quarter of 2023 and 26% year over year to RMB19.0 million (US$2.6 million) in the first half of 2023. The increase was primarily due to investments to enhance the offerings of EV charging solution and capabilities of innovative and other businesses.

Finance costs

Finance costs were RMB7.2 million (US$1.0 million) for the second quarter of 2023 and RMB14.3 million (US$2.0 million) for the first half of 2023, as compared with finance costs of RMB36 thousand and RMB0.3 million for the same periods of 2022, respectively. This significant increase in finance costs was primarily attributable to increased interest costs related to bank loans.

Income tax benefits/expenses

NaaS’ income tax benefits were RMB4.8 million (US$0.7 million) for the second quarter of 2023 and RMB1.8 million (US$0.2 million) for the first half of 2023, compared with income tax expenses of RMB1.3 million and RMB2.7 million for the same periods of 2022, respectively, primarily due to a credit upon reassessment of certain previously recognized tax charges.

Net loss and non-IFRS net loss attributable to ordinary shareholders

Net loss attributable to ordinary shareholders was RMB334.7 million (US$46.2 million) for the second quarter of 2023 and RMB444.3 million (US$61.3 million) for the first half of 2023, as compared with net loss attributable to ordinary shareholders of RMB5,302.2 million and RMB5,401.5 million for the same periods of 2022, respectively. The difference was primarily due to the one-time recognition of a RMB1,912.7 million equity-settled listing costs in the second quarter and first half of 2022. Non-IFRS net loss attributable to ordinary shareholders was RMB108.0 million (US$14.9 million) for the second quarter of 2023 and RMB210.3 million (US$29.0 million) for the first half of 2023, as compared with non-IFRS net loss attributable to ordinary shareholders of RMB96.0 million and RMB145.8 million for the same periods of 2022, respectively. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS results” for details.

Outlook:

Based on preliminary assessment of the current market conditions, the Company reaffirms its previous guidance and expects its full-year 2023 revenues to be between RMB500 million (US$69 million) and RMB600 million (US$83 million), representing a year-over-year increase of 5 to 6 times. The foregoing is the current and preliminary view of NaaS’ management, and is subject to changes and uncertainties.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on September 8, 2023 (8:00 PM Beijing/Hong Kong time on September 8, 2023).

Participants who wish to join the conference call should register online at:
https://s1.c-conf.com/diamondpass/10033478-hf76e4.html

Once registration is completed, participants will receive the dial-in information for the conference call.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 15, 2023, by dialing the following telephone numbers:

United States: 1 855 883 1031
China: 400 1209 216
Replay Access Code: 10033478

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit/loss for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. NaaS believes that non-IFRS net profit/loss helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period. NaaS believes that non-IFRS net profit/loss for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit/loss for the period should not be considered in isolation or construed as an alternative to operating profit or net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit/loss for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit/loss for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. NaaS encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit/loss for the period represents profit/loss for the period excluding share-based compensation expenses, equity-settled listing costs, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial assets at fair value through profit or loss.

Merger Transactions

On June 10, 2022, RISE Education Cayman Ltd, the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto Inc. (“Dada”),as a result of which Dada became a wholly-owned subsidiary of the Company and the Company assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of June 30, 2023, NaaS had connected over 652,000 chargers covering 62,000 charging stations, representing 41.5% and 49.2% of China’s public charging market share respectively. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:
Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com
Media inquiries:
E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023		June 30, 2022	June 30, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Revenues from Online EV Charging Solutions	11,850	22,666	3,126	19,716	41,921	5,781
Revenues from Offline EV Charging Solutions	9,783	24,716	3,408	16,316	40,393	5,570
Revenues from Innovative and Other Businesses	377	1,233	170	457	2,462	339
Revenues	22,010	48,615	6,704	36,489	84,776	11,690
Other gains, net	1,927	6,467	892	2,608	6,960	960

Operating costs and expenses
Cost of revenues	(23,315)	(29,505)	(4,069)	(39,144)	(59,552)	(8,213)
Selling and marketing expenses	(58,228)	(86,096)	(11,873)	(102,441)	(152,486)	(21,029)
Administrative expenses	(2,082,854)	(261,808)	(36,105)	(2,124,158)	(307,304)	(42,379)
Research and development expenses	(7,119)	(11,181)	(1,542)	(15,105)	(19,013)	(2,622)
Total operating costs and expenses	(2,171,516)	(388,590)	(53,589)	(2,280,848)	(538,355)	(74,243)

Operating loss	(2,147,579)	(333,508)	(45,993)	(2,241,751)	(446,619)	(61,593)
Finance costs	(36)	(7,243)	(999)	(262)	(14,303)	(1,973)
Fair value changes of convertible and redeemable preferred shares	(3,155,006)	—	—	(3,158,498)	—	—
Fair value changes of financial assets at fair value through profit or loss	1,753	1,560	215	1,753	15,131	2,087
Loss before income tax	(5,300,868)	(339,191)	(46,777)	(5,398,758)	(445,791)	(61,479)
Income tax (expenses)/benefits	(1,284)	4,817	664	(2,697)	1,762	243
Net loss	(5,302,152)	(334,374)	(46,113)	(5,401,455)	(444,029)	(61,236)
Net loss attributable to:
Equity holders of the company	(5,302,152)	(334,665)	(46,153)	(5,401,455)	(444,320)	(61,276)
Non-controlling interests	—	291	40	—	291	40
	(5,302,152)	(334,374)	(46,113)	(5,401,455)	(444,029)	(61,236)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023		June 30, 2022	June 30, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(2.91)	(0.15)	(0.02)	(3.10)	(0.20)	(0.03)
Diluted	(2.91)	(0.15)	(0.02)	(3.10)	(0.20)	(0.03)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(29.13)	(1.51)	(0.21)	(31.02)	(2.02)	(0.28)
Diluted	(29.13)	(1.51)	(0.21)	(31.02)	(2.02)	(0.28)

Weighted average number of ordinary shares outstanding-basic	1,819,927,626	2,209,304,961	2,209,304,961	1,741,385,264	2,203,175,595	2,203,175,595
Weighted average number of ordinary shares outstanding-diluted	1,819,927,626	2,209,304,961	2,209,304,961	1,741,385,264	2,203,175,595	2,203,175,595
Net loss	(5,302,152)	(334,374)	(46,113)	(5,401,455)	(444,029)	(61,236)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	—	1,737	240	—	(21,616)	(2,981)
Currency translation differences	(584)	915	126	(584)	(325)	(45)
Other comprehensive loss, net of tax	(584)	2,652	366	(584)	(21,941)	(3,026)
Total comprehensive loss	(5,302,736)	(331,722)	(45,747)	(5,402,039)	(465,970)	(64,262)
Total comprehensive loss attributable to:
Equity holders of the company	(5,302,736)	(332,013)	(45,787)	(5,402,039)	(466,261)	(64,302)
Non-controlling interests	—	291	40	—	291	40
	(5,302,736)	(331,722)	(45,747)	(5,402,039)	(465,970)	(64,262)

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023		June 30, 2022	June 30, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company

Net loss attributable to ordinary shareholders of the Company	(5,302,152)	(334,665)	(46,153)	(5,401,455)	(444,320)	(61,276)
Add: Share-based compensation expenses	140,172	228,248	31,477	186,260	249,188	34,365
Equity-settled listing costs	1,912,693	—	—	1,912,693	—	—
Fair value changes of convertible and redeemable preferred shares	3,155,006	—	—	3,158,498	—	—
Fair value changes of financial assets at fair value through profit or loss	(1,753)	(1,560)	(215)	(1,753)	(15,131)	(2,087)
Adjusted net loss attributable to ordinary shareholders of the Company	(96,034)	(107,977)	(14,891)	(145,757)	(210,263)	(28,998)

Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.05)	(0.01)	(0.08)	(0.10)	(0.01)
Diluted	(0.05)	(0.05)	(0.01)	(0.08)	(0.10)	(0.01)

Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.53)	(0.49)	(0.07)	(0.84)	(0.95)	(0.13)
Diluted	(0.53)	(0.49)	(0.07)	(0.84)	(0.95)	(0.13)

Weighted average number of ordinary shares outstanding-basic	1,819,927,626	2,209,304,961	2,209,304,961	1,741,385,264	2,203,175,595	2,203,175,595
Weighted average number of ordinary shares outstanding-diluted	1,819,927,626	2,209,304,961	2,209,304,961	1,741,385,264	2,203,175,595	2,203,175,595

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2022	June 30, 2023
(In thousands)	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	513,351	516,541	71,234
Trade receivables	130,004	181,720	25,060
Inventories	—	29,582	4,079
Prepayments, other receivables and other assets	287,435	349,516	48,200
Other financial assets	—	101,161	13,951
Total current assets	930,790	1,178,520	162,524
Non-current assets
Right-of-use assets	17,030	18,241	2,516
Financial assets at fair value through profit or loss	11,753	16,275	2,244
Financial assets at fair value through other comprehensive income	129,060	107,444	14,817
Investments accounted for using equity method	—	160	22
Property, plant and equipment	2,600	4,340	599
Other non-current assets	13,869	10,664	1,471
Intangible assets	833	12,146	1,675
Goodwill	—	40,522	5,588
Total non-current assets	175,145	209,792	28,932
Total assets	1,105,935	1,388,312	191,456

LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	38,000	154,249	21,272
Current lease liabilities	6,853	6,190	854
Trade payables	49,239	114,763	15,827
Income tax payables	16,214	14,137	1,950
Other payables and accruals	81,835	143,618	19,804
Total current liabilities	192,141	432,957	59,707
Non-current liabilities
Non-current lease liabilities	9,327	11,114	1,533
Interest-bearing bank borrowings	465,155	572,841	78,998
Deferred tax liabilities	438	2,431	335
Total non-current liabilities	474,920	586,386	80,866
Total liabilities	667,061	1,019,343	140,573

EQUITY
Share capital	146,730	149,230	20,580
Additional paid in capital	6,358,600	6,752,773	931,250
Accumulated losses	(6,031,255)	(6,475,575)	(893,023)
Other reserves	(35,201)	(57,142)	(7,880)
Non-controlling interests	—	(317)	(44)
Total equity	438,874	368,969	50,883
Total equity and liabilities	1,105,935	1,388,312	191,456